N E W S R E L E A S E

October 5, 2006

BISHA RESERVE ANNOUNCEMENT

Nevsun Resources Ltd. (NSU-TSX and AMEX) is very pleased to announce the mining reserve for the Bisha Project in Eritrea. The mining reserve has been estimated by AMEC Americas Limited (AMEC), Vancouver Canada, as part of the feasibility study it is completing for the Bisha Project.

HIGHLIGHTS:

Minerals

- Gold, Copper, Zinc, Silver

Life of Mine

- + 10 years open pit mine modeled at 2 million tonnes per year of ore production

Reserves

Oxide	Tonnes	Au (g/t)	Ag (g/t)
Proven	663,000	6.87	28.93
Probable	3,353,000	8.21	33.62
Combined	4,016,000	7.99	32.85

Supergene	Tonnes	Cu (%)	Au (g/t)	Ag (g/t)
Proven	808,000	5.10	0.81	44.74
Probable	5,542,000	4.30	0.83	34.71
Combined	6,350,000	4.40	0.83	35.98

Primary	Tonnes	Zn (%)	Cu (%)	Au (g/t)	Ag (g/t)
Proven	353,000	11.38	1.10	0.82	65.56
Probable	9,360,000	7.05	1.15	0.76	53.57
Combined	9,713,000	7.21	1.14	0.76	54.00

TOTAL Combined Tonnes	20,079,000

Proven and probable reserves are considered to be “ore”, which by definition is economically recoverable. The feasibility study will provide detail regarding those economics.

Lydell Melnyk, P. Eng. AMEC Senior Mining Engineer, is a Qualified Person under instrument 43-101 and is responsible for the mining portion of the reserve estimate.  The resource portion of the reserve estimate was disclosed in the Company’s news release dated January 10, 2006.

Feasibility Study

The Company expects to provide a summary of the results of the Bisha Project feasibility study during the week of October 10, 2006.

The Deposit

Bisha is a high grade gold, silver and base metal-rich volcanogenic massive sulphide (VMS) deposit. The Bisha deposit is in three distinct layered zones – a 35m thick surface oxide zone having a high gold and silver content immediately overlying a 30m thick copper enriched supergene which itself overlies a primary sulphide zone containing both zinc and copper.

The metal prices used for the reserve estimation were at historically conservative levels (Au $400/oz, Cu $1.05/lb, Zn $0.50/lb, Ag $6.00/oz). The metallurgical recoveries for the ore may be found in the Company’s news release dated July 17, 2006. News releases can be found on the Company’s web site (www.nevsun.com) well as on Sedar at www.sedar.com and EDGAR at www.sec.gov/edgar/searchedgar.

The current plan is to mine and process each zone in succession starting with the top oxide zone and to process ore at the rate of 2 million tonnes per year. In the first two years of production, gold and silver will be extracted together from the oxide ore and flown to bullion refiners as dore.  This will be followed by production of copper concentrate from the supergene ore in Years 3 to 5 and with production of zinc concentrate and copper concentrate from the primary sulphides in Years 6 to 10. The concentrates will be shipped to international markets via a storage facility at the port of Massawa.

Opportunities

Opportunities that could significantly enhance the project include:

(1) expansion of mining to an underground operation as the Bisha deposit is open at depth;

(2) metal prices - at current commodity prices, modeling of the known deposit, including inferred resources, demonstrates a potential additional 8 years mine life as a result of enlarging the pit and going to depth;

(3) development of additional deposits already identified through exploration (Harena and Northwest Zone);

(4) AMEC has identified additional indicated primary sulphide resources that have not been included in the estimate of reserves (which mostly lie within the waste envelop of the Bisha open pit). Approximately 4.7 million tonnes of 1.15% copper were identified after the start of the development of the mining study.  The Company has disclosed the above under news release dated January 10, 2006,

(5) a near surface hanging wall copper zone has been discovered at the western margin of the open pit, as defined by drill intersections of 2.11% Cu over 19.6 m and 2.64% Cu over 12.0 m. This zone may have the potential to be added to the resource in the future. The Company has disclosed of this in its news release dated April 25, 2006.

All of these may provide life extension opportunities for Bisha.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could cause such differences include:  changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, extent of resources actually contained in mineral deposits, actual recoveries achieved in processing ore, technological change, weather conditions, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding future news release dates, mining, processing and shipping plans and timelines and future opportunities providing mine life extension.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer NSU06-25	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com